SUB-SUB-SUB ADVISORY AGREEMENT

THIS AGREEMENT is made on the date shown below by and between Deutsche Asset Management International GmbH, Frankfurt am Main, Germany ("DeAMInt") and RREEF Global Advisers Limited, ("Adviser"), and contains the following terms:

WHEREAS, DeAMInt has entered into a Sub-Sub-Advisory Agreement (the "Investment Advisory Agreement") with RREEF America LLC ("RREEF America") under which it has agreed to manage a portfolio ("Portfolio") for RREEF America in Europe and Africa on behalf of and in accordance with agreements with Deutsche Investment Management Americas, Inc. ("DIMA") (dated June 27, 2006) under which DIMA has delegated substantially all of its functions in relation to the DWS RREEF Global Real Estate Fund ("Fund"); a series of DWS Advisory Funds, (the "Trust"), a Massachusetts business trust to RREEF America; and,

WHEREAS, DeAMInt is authorized by the Investment Advisory Agreement to delegate to an affiliate within the Deutsche Bank organization, through a sub-advisory agreement or other arrangement, its responsibility thereunder; and

WHEREAS, DeAMInt is registered with the SEC as an investment adviser under the U.S. Investment Advisers Act 1940 ("Advisers Act"); and

WHEREAS, Deutsche and Adviser wish to establish between themselves their respective duties and responsibilities to each other and to RREEF America;

NOW, THEREFORE, DeAMInt and Adviser agree as follows:

1. Services of Adviser

(a) Portfolio Objective. DeAMInt appoints Adviser to provide advisory services in respect of the Portfolio pursuant to the objectives and investment guidelines of the Fund and the investment restrictions outlined in the Fund's registration statement filed with the United States Securities and Exchange Commission as set forth on Exhibit A attached hereto and as may be amended from time to time and incorporated into this Agreement. By executing this Agreement, the Adviser accepts such appointment and agrees to render the services set forth and for the compensation provided in this Agreement.

(b) Creation of Portfolio. Adviser will advise regarding the development of the Portfolio, pursuant to the objective for the Portfolio. Adviser will provide advice and recommendations to DeAMInt for such securities of companies primarily located in the geographic regions of Europe and Africa as Adviser determines for inclusion in the Portfolio. The Adviser will select securities for the Portfolio in accordance with procedures adopted by the Adviser for avoiding conflicts of interest.

2. Execution of Transactions.

The Adviser shall not and will have no power or authority to exercise any investment discretion with respect to the Portfolio or the Fund, or issue orders and instructions with respect to any assets of the Portfolio or the Fund, purchase (or otherwise acquire) or sell (or otherwise dispose of) and invest the assets of the Portfolio or the Fund, select and open, maintain and close any trading or other accounts on behalf of DeAMInt, of the Portfolio or the Fund or negotiate, enter into, execute, deliver, perform, renew, extend, and terminate any contracts, agreements, and other undertakings on behalf of DeAMInt, of the Portfolio or the Fund or otherwise bind DeAMInt, the Portfolio or the Fund.

3. Due Diligence Materials.

(a) Adviser Profile. Adviser agrees to provide to DeAMInt, and DeAMInt shall deliver to RREEF America, such information as is necessary for RREEF America under the Advisers Act.

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(b) RREEF America. DeAMInt will provide Adviser with such materials it has received from RREEF-America as are reasonably necessary for the Portfolio.

4. **Compensation of Adviser.**

Adviser understands that RREEF America will compensate DeAMInt for the services to be rendered to it pursuant to the Portfolio.

For services provided pursuant to this Agreement, DeAMInt will pay to Adviser, as full compensation for Adviser's services, [tbd]a percentage of the fees payable to DeAMInt pursuant to the Investment Advisory Agreement with RREEF America as determined in accordance with the following:

(i)_67% of fees where the assets under management are less than Euro 100,000,000;

(ii) 80% of fees where the assets under management are between Euro 100,000,000 and Euro 200,000,000; and

(iii) 90% of fees where the assets under management equal or exceed Euro 200,000,000.

DeAMInt will be responsible for the calculation, collection and payment of all fees owed to Adviser for services provided under this Agreement. DeAMInt will pay Adviser promptly upon receipt of DeAMInt' fee under the Investment Advisory Agreement.

5. **Term and Termination.**

This Agreement will take effect as of the date hereof, and will remain in effect for one year from such date, and continue thereafter on an annual basis; provided, however, that this Agreement may be terminated, without penalty, at any time by either party upon ten (10) days prior written notice, or upon termination of both the Investment Advisory Agreement, provided that the Adviser has received prior written notice thereof.

6. **Representations and Warranties of DeAMInt.**

DeAMInt represents and warrants to Adviser that:

(a) it is a duly registered investment adviser under the Advisers Act and is duly qualified, authorised or licensed under the laws of each jurisdiction where the performance of its obligations under this Agreement would require such qualification, authorisation or license;

(b) all actions necessary for the authorization, execution and delivery of this Agreement have been taken; and

(c) should errors or inaccuracies occur in the computer systems, software, hardware or equipment under its control and maintained in the course of performing its services under this Agreement, DeAMInt agrees to use reasonable endeavors to correct them to the best of its ability.

7. **Representations and Warranties of Adviser.**

Adviser represents and warrants to DeAMInt that:

(a) it is duly organised and validly existing under the laws of England and has full corporate power and authority to transact the business in which it is currently engaged and is duly qualified, authorised or licensed under the laws of each jurisdiction where the performance of its obligations under this Agreement would require such qualification, authorisation or license;

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(b) all actions necessary for the authorisation, execution and delivery of this Agreement have been taken; and

(c) should errors or inaccuracies occur in the computer systems, software, hardware or equipment under its control and maintained in the course of performing its services under this Agreement, Adviser agrees to use reasonable endeavours to correct them to the best of its ability.

8. Voting of Proxies.

DeAMInt and Adviser shall have no responsibility or authority to take any action or render any advice with respect to the voting of proxies solicited by or with respect to the issuer of securities held in the Portfolio. The Adviser shall have no responsibility to provide any legal advice or act for DeAMInt or RREEF America in any class action proceedings involving the Portfolio or asset held in the Portfolio.

9. Notices.

Any notice shall be required hereunder to be in writing (or may be given electronically but confirmed in writing) and mailed or delivered to the other party at its address as follows, or last known business address:

If to DeAMInt:

Deutsche Asset Management International GmbH
Attn. DWS / DeAM Client Adoption
Mainzer Landstrasse 178 -190
60327 Frankfurt am Main

If to Adviser:
RREEF Global Advisers Limited
1 Appold Street
London
EC2A 2UU
Attention: John Hammond

Either party may specify a different or additional address for notice by sending a written notice to the other at the address above, or at that or those last given hereunder.

Notice given as provided above shall be deemed to have been given, if by personal delivery, on the day of receipt, and if by facsimile and mail, the date on which such facsimile and confirmatory letter are received.

10. Assignment and Amendment.

This Agreement, and the parties respective rights and obligations hereunder, may not be assigned by either party without the written consent of the other except by either DeAMInt or the Adviser to any entity within the group of companies controlled by Deutsche Bank AG, and may be amended only by a writing signed by both parties.

11. Confidentiality.

Both parties agree not to disclose any information regarding this agreement, the Trust or the Portfolio, except with the written consent (including by email) of the other party or as required by law or competent authority and in such case shall give the other party notice of the disclosure as soon as is practicable and lawful.

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12. **Non-Exclusivity.**

Adviser's services to DeAMInt hereunder are not to be deemed exclusive, and Adviser may render investment advisory or sub-advisory services, whether or not similar to those rendered hereunder, to others. For the avoidance of doubt, DeAMInt acknowledges that the Adviser and its affiliates may transact, on their own behalf or for their clients, in investments that may be included in Portfolio. DeAMInt hereby agrees for itself and on behalf of its clients that nothing in this Agreement will prohibit the Adviser or any affiliate from transacting in any investment that may also be included in the Portfolio and that the Adviser and any affiliate will not be liable for any losses that may be caused as a result of any change in price in any investment included in the Portfolio that may have resulted from any transaction the Adviser or any affiliate may have made.

13. **Severability.**

If any provision of this Agreement is held or made invalid by a statute, rule, regulation, decision of a tribunal or otherwise, the remainder of this Agreement will not be affected thereby and, to that extent, the provisions of this Agreement will be deemed to be severable. All Appendices to this Agreement form part of this Agreement.

14. **Compliance Review.**

Any party to this Agreement, and any regulatory authorities having jurisdiction over either party, will have the right, at any reasonable time and upon reasonable notice to the other party, to review and inspect the other party's policies, procedures and practices to determine whether the other party is complying with its obligations under this Agreement, or under applicable law or regulation.

15. **Waivers.**

Neither of the parties hereto will be deemed to have waived any of its rights, powers or remedies hereunder unless such waiver is approved in writing by the waiving party. No failure or delay by either party in exercising any right, power or remedy with respect to any of the provisions of this Agreement will operate as a waiver of such provisions with respect to subsequent occurrences.

16. **Limitations of Liability.**

DeAMInt agrees that neither Adviser nor its officers, directors, employees or agents shall be subject to any liability for any act or omission in the course of, connected with or arising out of any services to be rendered hereunder except by reason of willful misfeasance, bad faith or negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties under this Agreement.

DeAMInt further agrees that the Adviser will not be liable, whether in contract, tort (including gross negligence) or otherwise for any direct, indirect or consequential loss arising from its use of e-mail or any computer system to send information to RREEF America or DeAMInt or for RREEF America or DeAMInt's inability to use the information sent by e-mail or via any computer system, or for damages or injuries caused by any computer virus, theft or unauthorised access or "force majeure" (including, without limitation, power, equipment or software failure or malfunction).

17. **Construction and Interpretation; Governing Law.**

This Agreement is made pursuant to, and shall be construed and interpreted in accordance with, the laws of England and Wales. Paragraph headings used herein are for convenience of reference only, and shall not affect the construction or interpretation of this Agreement.

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18. Entire Agreement; Third Parties.

This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof.

No provision of this Agreement is intended for the benefit of any person other than the parties to this Agreement. As such, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the 26th day of June 2006, by their duly authorized representatives, intending hereby to be bound:

DEUTSCHE Asset Management International GmbH	RREEF GLOBAL ADVISERS LIMITED
By:	By:
Title: Managing Director	Title: DIRECTOR
And	And
By:	By:
Title: Director	Title: DIRECTOR

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Exhibit A

Portfolio Objective

To be provided from time to time by DeAMInt upon the request of the Adviser.